Exhibit 99.1

Daqo New Energy Provides Update on its USD$700 Million Share Repurchase Program

Shanghai, China — September 5, 2023—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy”, the “Company” or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today provided an update on its USD$700 million share repurchase program that was announced on November 7, 2022.

As of today, approximately 43.1% of the authorized repurchase amount under the program has been executed through repurchases by an intermediary in the open market at prevailing prices or in privately negotiated transactions. The Company has repurchased 7.28 million ADSs for approximately $301.7 million under the current program, at an average cost of $41.42 per ADS.

Xiang Xu, Chairman and CEO of the Company, commented, “In the month of August, we accelerated our pace, repurchasing 3.11 million ADSs for approximately $112.9 million, at an average cost of $36.22 per ADS. We believe that our shares are undervalued despite our solid performance and our industry’s promising outlook. As a result, we expect to continue to buy back ADSs when they are trading below our expectations. The Company’s balance sheet and liquidity positions are robust. At the end of the second quarter, the Company had a cash balance of $3.2 billion and a combined cash and bank note receivable balance of $4.0 billion. In the first half of 2023, the Company had an operating cash inflow of $786 million. Hence, the upper limit of our share repurchase program remains unchanged at $700 million, and we are committed to executing the program through the remainder of 2023. The timing of repurchase, number of shares repurchased and prices paid will depend upon the Company’s business developments and market conditions, as well as corporate governance and regulatory restrictions, including any blackout period requirements.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480 614 3004
Email: lbergkamp@christensencomms.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “might,” “guidance” and similar statements. Among other things, Daqo New Energy’s share repurchase plan and the industry’s outlook contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.